FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 17 DATED NOVEMBER 15, 2013

TO THE PROSPECTUS DATED JULY 13, 2012

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated July 13, 2012, as supplemented by Supplement No. 14 dated September 16, 2013, Supplement No. 15 dated October 8, 2013, and Supplement No. 16 dated November 1, 2013. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our offering;

•	our acquisition of a multifamily community in Alpharetta, Georgia;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q/A for the period ended September 30, 2013; and

•	our unaudited financial statements and the notes thereto as of and for the nine months ended September 30, 2013.

Status of the Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. As of November 13, 2013, we had accepted aggregate gross offering proceeds of $526.5 million related to the sale of 53.0 million shares of stock, including shares sold pursuant to our distribution reinvestment plan. As of November 13, 2013, approximately 23.1 million shares of our common stock remain available for sale in our primary offering, and approximately 6.5 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

Property Acquisition

On October 25, 2013, we, through a wholly-owned subsidiary, acquired a multifamily community located in Alpharetta, Georgia known as Jasmine at Holcomb Bridge. Jasmine at Holcomb Bridge contains 437 units and amenities, including but not limited to, a swimming pool, a clubhouse, a picnic area, tennis courts, a multi-sport court, and a fitness center. Jasmine at Holcomb Bridge was constructed in 1986 and is currently 88.5% leased.

The contract purchase price for Jasmine at Holcomb Bridge was approximately $26.3 million, excluding closing costs. We funded the purchase price with proceeds from this offering. The seller of the property is unaffiliated with us or our affiliates.

We believe that Jasmine at Holcomb Bridge is suitable for its intended purposes and adequately insured; however, we intend to make certain renovations to the property. We intend to address all deferred maintenance items, as well as perform site-wide cosmetic upgrades and upgrades to unit interiors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We have acquired and intend to continue to acquire, a diversified portfolio of discounted U.S. commercial real estate and real estate-related debt that has been significantly discounted due to the effects of recent economic events and high levels of leverage on U.S. commercial real estate, including properties that may benefit from extensive renovations that may increase their long-term values. Following years of unprecedented appreciation in commercial real estate values fueled by readily available and inexpensive credit, the commercial real estate market began a significant decline in late 2007 as a result of the massive contraction in the credit and securitization markets. We believe that this decline has produced an attractive environment to acquire commercial real estate and real estate-related debt at significantly discounted prices. We have a particular focus on operating multifamily assets and we intend to target this asset class while also purchasing interests in other types of commercial property assets consistent with our investment objectives. Our targeted portfolio will consist of commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first- and second-priority mortgage loans, mezzanine loans, B-Notes and other loans, (ii) real estate owned by financial institutions, (iii) multifamily rental properties to which we can add value with a capital infusion (referred to as “value add properties”), and (iv) discounted investment-grade commercial mortgage-backed securities. However, we are not limited in the types of real estate assets in which we may invest and, accordingly, we may invest in other real estate assets either directly or together with a co-investor or joint venture partner. We currently anticipate holding approximately 45% of our total assets in categories (i) and (ii), and 55% of our total assets in category (iii). Also, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. Thus, to the extent that Resource Real Estate Opportunity Advisors, LLC, or our Advisor, presents us with investment opportunities that allow us to meet the requirements to be treated as a real estate investment trust, or REIT, under the Internal Revenue Code, as amended, and to maintain our exclusion from regulation as an investment company pursuant to the Investment Company Act of 1940, as amended, our portfolio composition may vary from what we have initially disclosed.

We commenced this offering of our common stock on June 16, 2010 after having completed a private offering of our common stock on June 9, 2010, both of which have provided our initial capitalization. We describe these offerings further in “Liquidity and Capital Resources” below.

Results of Operations

We were formed on June 3, 2009. We commenced active real estate operations on September 7, 2010 when we raised the minimum offering amount in this offering. As of September 30, 2013, we have acquired 16 multifamily properties, eight non-performing promissory notes (of which we have foreclosed on seven, and negotiated a discounted payoff for one) and three performing promissory notes (including seller financing we provided to a purchaser in conjunction with the sale of a property). Our management is not aware of any material trends or uncertainties, favorable, or unfavorable, other than national economic conditions affecting our targeted portfolio, the multifamily residential housing industry and real estate generally, which may reasonably be expected to have a material impact on either capital resources or the revenues or incomes to be derived from the operation of such assets or those that we expect to acquire.

Three Months Ended September 30, 2013 Compared to the Three Months Ended September 30, 2012

The following table sets forth the results of our operations for the three months ended September 30, 2013 and 2012 (in thousands):

	Three Months Ended
	September 30,
	2013	2012
Revenues:
Rental income	$11,026	$4,834
Gain on foreclosures	—	56
Interest income	73	32

Total revenues	11,099	4,922

Expenses:
Rental operating	7,268	3,381
Acquisition costs	3,711	(115)
Management fees - related parties	1,210	580
General and administrative	1,319	688
Depreciation and amortization expense	5,285	2,382

Total expenses	18,793	6,916

Loss before other (expense) income	(7,694)	(1,994)

Other (expense) income:
Gain on redemption of stock	7	—
Interest expense	(149)	(255)

Loss from continuing operations	(7,836)	(2,249)

Discontinued operations:
Loss from discontinued operations	(24)	(111)

Loss from discontinued operations, net	(24)	(111)

Net loss and comprehensive loss	$(7,860)	$(2,360)

Revenues: During the three months ended September 30, 2013, our income was primarily from rents from our multifamily properties. The increase in rental income is due to the increased number of operating properties we owned from nine at September 30, 2012 to 21 at September 30, 2013. During the three months ended September 30, 2012, we recorded adjustments to gains for both the excess of fair market value at one of our foreclosed properties over our cost basis and a subsequent payment for a personal guarantee.

Expenses. Our rental operating expenses increased for the three months ended September 30, 2013 primarily due to an increase in the number of operating properties we owned and the number of properties acquired during the three months ended September 30, 2013 . Accordingly, we incurred increased management fees, acquisition fees and depreciation and amortization expense.

•	General and administrative expenses increased from $688,000 during the three months ended September 30, 2012 to $1.3 million during the three months ended September 30, 2013 primarily related to the following:

•	General and administrative expenses at the property level increased from $481,000 during the three months ended September 30, 2012 to $1.0 million during the three months ended September 30, 2013 due to the operation of 14 additional properties we acquired directly or through foreclosure subsequent to September 30, 2012, offset by the disposition of two properties.

•	Other professional fees at the company level increased by approximately $118,000 primarily as a result of increased audit and legal fees incurred in relation to due diligence on potential acquisitions.

•	Other company general and administrative expenses increased due primarily to a $116,000 increase in travel expenses.

•	Acquisition costs for the three months ended September 30, 2013 were $3.7 million (primarily related to the acquisition of four properties and the origination of one loan with an aggregate purchase price of $105.3 million). Also included in acquisition costs for the three months ended September 30, 2013 were approximately $750,000 in third-party professional fees incurred in connection with due diligence related to that certain Agreement and Plan of Merger by and among Paladin Realty Income Properties, Inc., Paladin Realty Income Properties, L.P., Resource Real Estate Opportunity OP, LP and RRE Charlemagne Holdings, LLC. As of September 30, 2013, the transaction contemplated under this agreement had not closed.

Nine Months Ended September 30, 2013 Compared to the Nine Months Ended September 30, 2012

The following table sets forth the results of our operations for the nine months ended September 30, 2013 and 2012 (in thousands):

	Nine Months Ended
	September 30,
	2013	2012
Revenues:
Rental income	$26,335	$9,167
Gain on foreclosures	67	571
Interest income	188	135

Total revenues	26,590	9,873

Expenses:
Rental operating	17,145	6,459
Acquisition costs	6,228	2,757
Foreclosure costs	49	150
Management fees - related parties	2,938	1,189
General and administrative	3,805	2,271
Loss on disposal of assets	36	—
Depreciation and amortization expense	11,169	3,704

Total expenses	41,370	16,530

Loss before other (expense) income	(14,780)	(6,657)

Other (expense) income:
Gain on redemption of stock	29	—
Interest expense	(396)	(398)
Insurance proceeds in excess of cost basis	—	5

Loss from continuing operations	(15,147)	(7,050)

Discontinued operations:
(Loss) income from discontinued operations	(696)	819
Net gain on disposition	3,173	—

Income from discontinued operations, net	2,477	819

Net loss and comprehensive loss	$(12,670)	$(6,231)

Revenues: During the nine months ended September 30, 2013, we recorded income primarily from rents from our multifamily properties. The increase in rental income is due to the increased number of operating properties we owned from nine at September 30, 2012 to 21 at September 30, 2013. During the nine months ended September 30, 2013, we recorded an adjustment to gains on foreclosure for the excess of market value over our fair value at one foreclosed property. During the nine months ended September 30, 2012, we recorded adjustments to gains for both the excess of fair market value at two of our foreclosed properties over our cost basis and a subsequent payment for a personal guarantee.

Expenses. Our rental operating expenses increased for the nine months ended September 30, 2013 primarily due to an increase in the number of operating properties we owned. Accordingly, we incurred increased management fees, and depreciation and amortization expense.

•	General and administrative expenses increased from $2.3 million during the nine months ended September 30, 2012 to $3.8 million during the nine months ended September 30, 2013 primarily related to the following:

•	General and administrative expenses increased at the property level from $949,000 during the nine months ended September 30, 2012 to $2.4 million during the nine months ended September 30, 2013 due to the operation of 14 additional properties we acquired directly or through foreclosure subsequent to September 30, 2012, offset by the disposition of two properties.

•	Other company level general and administrative expenses decreased, primarily related to a $145,000 decrease in payroll expense allocated to us by our Advisor.

•	Acquisition costs for the nine months ended September 30, 2013 were $6.2 million (primarily related to the acquisition of nine properties and the origination of one loan with an aggregate purchase price of $169.7 million) as compared to acquisition costs of $2.8 million for the nine months ended September 30, 2012 (related to the acquisition of one loan and five properties with an aggregate value of $63.0 million). Also included in acquisition costs for the nine months ended September 30, 2013 were approximately $750,000 in third-party professional fees incurred in connection with due diligence related to that certain Agreement and Plan of Merger by and among Paladin Realty Income Properties, Inc., Paladin Realty Income Properties, L.P., Resource Real Estate Opportunity OP, LP and RRE Charlemagne Holdings, LLC. As of September 30, 2013, the transaction contemplated under this agreement had not closed.

•	The asset carrying value for one operating property, which was subsequently sold, was determined to exceed its estimated fair value and, therefore, we recorded a $539,000 loss on impairment during the nine months ended September 30, 2013, which is included in (loss) income from discontinued operations.

Liquidity and Capital Resources

We derive the capital required to purchase real estate investments and conduct our operations from the proceeds of our private and public offerings, any future offerings we may conduct, and from secured or unsecured financings from banks.

We intend to allocate a portion of the funds we raise, as necessary, to preserve capital for our investors by supporting the maintenance and viability of the properties we have acquired and those properties that we may acquire in the future. If these allocated amounts and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties, debt investments or other assets we may hold. We cannot assure you that we will be able to access additional funds upon acceptable terms when we need them.

Capital Expenditures. We deployed a total of $20.2 million in capital during the nine months ended September 30, 2013 for capital expenditures, which included the following: (a) $5.3 million at the Williamsburg Apartments to complete unit rehabilitations ($2.1 million is still budgeted to complete this project); (b) $1.4 million at The Vista Apartment Homes for deferred maintenance, unit rehabilitations, renovations to the exterior of the buildings, and updates to common areas ($0.4 million is still budgeted to complete this project); (c) $2.4 million at the Alcove for renovations that include exterior painting, roofing and unit rehabilitations ($0.6 million is still budgeted to complete these renovations); (d) $1.6 million at Deerfield for unit rehabilitations; (e) $1.9 million at One Hundred Chevy Chase Apartments for unit rehabilitations ($1.1 million is still budgeted to complete these renovations); (f) $0.9 million at Ivy at Clear Creek for unit rehabilitations ($1.8 million is still budgeted to complete these renovations); (g) $0.4 million at Retreat at Rocky Ridge for unit rehabilitations ($2.4 million is still budgeted to complete these renovations); and (h) $0.2 million at Village Square for unit rehabilitations ($4.1 million is still budgeted to complete these renovations). The majority of the remaining amounts deployed for capital expenditures were related to turnover at our existing older properties. An additional $18.2 million in capital is budgeted to be deployed over the next two years for the four properties we acquired during the three months ended September 30, 2013.

Ongoing Public Offering. Pursuant to this offering, we are offering up to 75.0 million shares of common stock, $0.01 par value per share, at $10.00 per share. We are also offering up to 7.5 million shares of common stock to be issued pursuant to our distribution reinvestment plan.

On May 30, 2013 we filed a registration statement to register a follow-on offering, in which we are proposing to offer up to $350.0 million of common stock in a primary offering. We also propose to offer up to $35.0 million of common stock pursuant to our distribution reinvestment plan under which our stockholders may elect to have distributions reinvested in additional shares. If the follow-on offering commences, it is not expected to commence any later than the fourth quarter of 2013.

Gross offering proceeds. As of September 30, 2013, an aggregate of 46,581,720 shares of our $0.01 par value common stock have been issued as follows (dollars in thousands):

	Shares Issued	Gross Proceeds
Shares issued through private offering	1,263,727	$12,500
Shares issued through primary public offering	42,966,691	427,600
Shares issued through stock distributions	1,566,394	—
Shares issued through distribution reinvestment plan	769,408	7,300
Shares issued in conjunction with the Advisor’s initial investment, net of 4,500 share conversion	15,500	200

Total	46,581,720	$447,600

Revolving Credit Facility. On December 2, 2011, through our Operating Partnership, we entered into a secured revolving credit facility, or the Credit Facility, with Bank of America, N.A. Under the Credit Facility as amended on May 23, 2013, we may borrow up to $50.0 million, or the Facility Amount. The interest rate on borrowings is the one-month London InterBank Offered Rate, or LIBOR (0.179% at September 30, 2013) plus 3.0%. Draws under the Credit Facility are secured by certain multifamily properties directly owned by our subsidiaries. The proceeds of the Credit Facility may be used for working capital, property improvements and other general corporate purposes. We incurred certain closing costs in connection with the Credit Facility, including loan fees totaling $318,750. As of September 30, 2013, we had outstanding borrowings of $760,000 under the Credit Facility.

The Credit Facility matures on May 23, 2017, and may be extended to May 23, 2019 subject to satisfaction of certain terms and conditions and payment of an extension fee equal to 0.2% of the amount committed under the Credit Facility at the time of such extension. We are required to make monthly interest-only payments on the outstanding balance. We also may prepay the Credit Facility in whole or in part at any time without premium or penalty.

Our Operating Partnership’s obligations with respect to the Credit Facility are guaranteed by us, pursuant to the terms of a guaranty dated as of December 2, 2011, or the Guaranty. The Credit Facility and the Guaranty contain restrictive covenants for maintaining a certain tangible net worth and a certain level of liquid assets, and for restricting the securing of additional debt as follows:

•	we must maintain a minimum tangible net worth equal to the greater of (i) 200% of the outstanding principal amount of the Credit Facility and (ii) $20.0 million;

•	we must also maintain unencumbered liquid assets with a market value of not less than $5.0 million; and

•	we may not incur any additional secured or unsecured debt without Bank of America’s prior written consent and approval, which consent and approval is not to be unreasonably withheld.

We were in compliance with all such covenants as of September 30, 2013. Although we expect to remain in compliance with these covenants for the duration of the term of the Credit Facility, depending upon our future operating performance, capital raising success, property and financing transactions and general economic conditions, we cannot assure you that we will continue to be in compliance.

Mortgage Debt. On April 3, 2012, we entered into a mortgage loan,(the “Iroquois Mortgage Note”), with Berkadia Commercial Mortgage, LLC for $9.2 million. The Iroquois Mortgage Note matures on May 1, 2017 and bears interest at one-month LIBOR plus 2.61%.

The Iroquois Mortgage Note requires monthly payments of principal and interest. The amount outstanding may be prepaid in full after the first year of its term with payment of a prepayment premium in the amount of 1% of the principal being repaid, and with no prepayment premium during the last three months of its term. The Iroquois Mortgage Note is secured by a first mortgage lien on the assets of the Vista Apartment Homes (formerly Iroquois Apartments), including the land, fixtures, improvements, leases, rents and reserves.

On August 22, 2013, we entered into a mortgage loan (the “Cannery Mortgage Note”) with RED Mortgage Capital, LLC for $8.2 million. The Cannery Mortgage Note matures on September 1, 2020 and bears interest at one-month LIBOR plus 3.30%.

The Cannery Mortgage Note requires monthly payments of interest only through September 2015, at which point payments of principal and interest are required through the maturity date. The amount outstanding under the Cannery Mortgage Note may be prepaid in full after the first year of its term at a 1.0% premium based on the principal being repaid and with no prepayment premium during the last three months of its term. The Cannery Mortgage Note is secured by a first lien mortgage on the assets of the Cannery Lofts, including the land, fixtures, improvements, leases, rents and reserves.

The Iroquois and Cannery Mortgage Notes contain customary affirmative, negative and financial covenants, representations, warranties and borrowing conditions, all as set forth in the Iroquois and Cannery Mortgage Notes. We are currently in compliance with all such covenants.

Once we have fully invested the proceeds of our public offerings, based on current lending market conditions, we expect that the debt financing we incur, on a total portfolio basis, will not exceed 35% of the cost of our real estate investments if unstabilized and 65% to 70% if stabilized (before deducting depreciation or other non-cash reserves) plus the value of our other assets. We may also increase the amount of debt financing we use with respect to an investment over the amount originally incurred if the value of the investment increases subsequent to our acquisition and if credit market conditions permit us to do so. Our charter limits us from incurring debt such that our total liabilities may not exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of our tangible assets, although we may exceed this limit under certain circumstances. We expect that our primary liquidity source for acquisitions and long-term funding will include the net proceeds from our offerings and, to the extent we co-invest with other entities, capital from any future joint venture partners. We may also pursue a number of potential other funding sources, including mortgage loans, portfolio level credit lines and government financing.

Operating Properties. As of September 30, 2013, we owned the following multifamily properties:

Subsidiary	Apartment Complex	Number of Units	Location
RRE 107th Avenue Holdings, LLC	107th Avenue	5	Omaha, NE
RRE Westhollow Holdings, LLC	Arcadia	404	Houston, TX
RRE Iroquois, LP	Vista Apartment Homes	133	Philadelphia, PA
RRE Campus Club Holdings, LLC	Campus Club	64	Tampa, FL
RRE Bristol Holdings, LLC	The Redford	856	Houston, TX
RRE Cannery Holdings, LLC	Cannery Lofts	156	Dayton, OH
RRE Williamsburg Holdings, LLC	Williamsburg	976	Cincinnati, OH
RRE Skyview Holdings, LLC	Cityside Crossing	360	Houston, TX
RRE Park Forest Holdings, LLC	Mosaic	216	Oklahoma City, OK
RRE Foxwood Holdings, LLC	The Reserve at Mt. Moriah	220	Memphis, TN
RRE Flagstone Holdings, LLC	The Alcove	292	Houston, TX
RRE Deerfield Holdings, LLC	Deerfield	166	Hermantown, MN
RRE Kenwick Canterbury Holdings, LLC	One Hundred Chevy Chase Apartments	244	Lexington, KY
RRE Armand Place Holdings, LLC	Ivy at Clear Creek	244	Houston, TX
RRE Autumn Wood Holdings, LLC	Retreat at Rocky Ridge	196	Hoover, AL
RRE Village Square Holdings, LLC	Village Square	271	Houston, TX
RRE Nob Hill Holdings, LLC	Nob Hill	192	Winter Park, FL
RRE Brentdale Holdings, LLC	Brentdale	412	Plano, TX
RRE Jefferson Point Holdings, LLC	Jefferson Point	208	Newport News, VA
RRE Pinnacle Holdings, LLC	Pinnacle	224	Westminster, CO
RRE Centennial Holdings, LLC	Centennial	276	Littleton, CO

	Total Units	6,115

We have also acquired a portfolio of small bank loans of which we still own two remaining performing notes that are secured by multifamily properties located in Michigan and Indiana.

Organization and Offering Costs. Our Advisor has advanced funds to us for certain organization and offering costs. We reimburse the Advisor for all of the expenses paid or incurred by our Advisor or its affiliates on our behalf or in connection with the services provided to us in relation to this offering. This includes all organization and offering costs of up to 2.5% of gross offering proceeds, but only to the extent that such reimbursement will not cause organization and offering expenses (other than selling commissions and the dealer manager fee) to exceed 2.5% of gross offering proceeds as of the date of such reimbursement. As of September 30, 2013 and December 31, 2012, a total of $4,000 and $0, respectively, of these advances from our Advisor for organization and offering costs were unpaid and due to our Advisor. As of September 30, 2013 and December 31, 2012, we had directly paid for organization and offering costs totaling $4.0 million and $3.8 million, respectively.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make payments to our Advisor and the dealer-manager of our public offerings, which is an affiliate of our Advisor. During our offering stage, these payments include selling commissions and the dealer manager fee as well as payments to the dealer manager and our Advisor for reimbursement of organization and offering expenses. However, our Advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our Advisor in connection with the acquisition of real estate investments. In addition, we expect to continue to make payments to our Advisor for the management of our assets and costs incurred by our Advisor in providing services to us. We describe these payments in more detail in Note 12 of the Notes to our Consolidated Financial Statements.

Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee of our board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended September 30, 2013 did not exceed the charter imposed limitation.

Distributions

Our Board of Directors declared four cash distributions of $0.025 per share of common stock to stockholders of record as of the close of business on January 31, 2013, February 28, 2013, April 1, 2013 and April 30, 2013. In addition, our Board of Directors declared cash distributions of $0.033 per share of common stock to stockholders of record as of the close of business on May 31, 2013, June 28, 2013, July 31, 2013, August 30, 2013 and September 30, 2013. A portion of the cash distributions that have been paid to date were reinvested in shares of our common stock pursuant to the distribution reinvestment plan.

Because we intend to fund cash distributions from cash flow and strategic financings, at this time we cannot guaranty that our board of directors will continue to declare distributions on a set monthly or quarterly basis. Rather, the board of directors will declare distributions from time to time based on cash flow from our investments and our investment and financing activities. As such, we can also give no assurances as to the timing, amount or notice with respect to any other future distribution declarations.

For the nine months ended September 30, 2013, we paid aggregate distributions of $9.4 million, including $3.2 million of distributions paid in cash and $6.3 million of distributions reinvested through our distribution reinvestment plan. Our net loss for the nine months ended September 30, 2013 was $12.7 million and net cash flow used in operations was $2.4 million. For the nine months ended September 30, 2013, 36.1% of our distributions was funded from cash flow from operations received during the first three months of 2013 and 63.9% of our distributions was funded from proceeds from debt financing. Our cumulative cash distributions and net loss from inception through September 30, 2013 are $11.3 million and $32.3 million, respectively. We have funded our cumulative distributions, which includes net cash distributions and distributions reinvested by stockholders, with cash flow from operations and proceeds from debt financing. To the extent that we pay distributions from sources other than our cash flow from operating activities or gains from asset sales, we will have fewer funds available for investment in commercial real estate and real estate-related debt, the overall return to our stockholders may be reduced and subsequent investors may experience dilution.

Our Board of Directors had also declared seven stock distributions (four in 2011 and three in 2012) each for 0.015 shares, or 1.5%, for each outstanding share of common stock. In addition, our Board of Directors declared two stock distributions of 0.0075 shares, or 0.75%, for each outstanding share of common stock held of record on December 31, 2012 and March 29, 2013, respectively, that were distributed on January 15, 2013 and April 15, 2013, respectively. On May 10, 2013 our Board of Directors declared a quarterly stock distribution of 0.00585 shares, or 0.585% for each outstanding share of common stock held of record on June 28, 2013. Finally, on August 14, 2013, our Board of Directors declared a quarterly stock distribution of 0.005 shares, or 0.5% for each outstanding share of common stock held of record on September 30, 2013.

Funds from Operations, Modified Funds from Operations and Adjusted Funds from Operations

Funds from operations, or FFO, is a non-GAAP financial performance measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our targeted portfolio which will consist of, but are not limited to, commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first- and second-priority mortgage loans, mezzanine loans, B-Notes and other loans, (ii) real estate that was foreclosed upon and sold by financial institutions, (iii) multifamily rental properties to which we can add value with a capital infusion (referred to as “value add properties”), and (iv) discounted investment-grade commercial mortgage-backed securities.

Since FFO was promulgated, GAAP has adopted several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations or MFFO, as defined by the Investment Program Association, or IPA. MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;

(2)	straight-line rent amounts, both income and expense;

(3)	amortization of above- or below-market intangible lease assets and liabilities;

(4)	amortization of discounts and premiums on debt investments;

(5)	impairment charges;

(6)	gains or losses from the early extinguishment of debt;

(7)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8)	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(9)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(10)	gains or losses related to contingent purchase price adjustments; and

(11)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management assess the sustainability of operating performance in future periods and, in particular, after our offering and acquisition stages are complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Although MFFO includes other adjustments, the exclusion of acquisition expenses is the most significant adjustment to us at the present time, as we are currently in our offering and acquisition stages. Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition:

•	Acquisition expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisition costs have been and will continue to be funded from the proceeds of our offering and not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition expenses include those paid to our Advisor or third parties.

•	Adjustments for straight-line rents and amortization of discounts and premiums on debt investments. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•	Adjustments for amortization of above or below market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

•	Impairment charges, gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.

•	Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts in the assessment of the sustainability of our operating performance after our offering and acquisition stages are completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the real estate industry. MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities or as affected by other MFFO adjustments. However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as it excludes acquisition costs that have a negative effect on our operating performance and the reported book value of our common stock and stockholders’ equity during the periods in which properties are acquired.

As an opportunity REIT, a core element of our investment strategy and operations is the acquisition of distressed and value-add properties and the rehabilitation and renovation of such properties in an effort to create additional value in such properties. As part of our operations, we intend to realize gains from such value-add efforts through the strategic disposition of such properties after we have added value through the execution of our business plan. As we do not intend to hold any of our properties for a specific amount of time, we intend to take advantage of opportunities to realize gains from our value-add efforts on a regular basis during the course of our operations as such opportunities become available, in all events subject to the rules regarding “prohibited transactions” of real estate investment trusts of the Internal Revenue Code of 1986, as amended, as disclosed in this prospectus. Therefore, we also use adjusted funds from operations, or AFFO, in addition to FFO and MFFO. We calculate AFFO by adding (subtracting) gains (losses) realized on sales of our properties from MFFO. We believe that AFFO presents useful information that assists investors and analysts in the assessment of our operating performance as it is reflective of the impact that regular, strategic property dispositions have on our continuing operations.

Core to our business plan is the acquisition of distressed assets at deep discounts. These assets are operationally distressed at the time of purchase. Such assets often require substantial investments of capital and increased operating costs after acquisition to convert these assets into stable, cash flowing properties. These capital expenditures are central to our revitalization strategy and are critical to creating value and restoring assets to their optimal performance. These planned expenditures are necessary primarily during the first 12 to 24 months after we take operating control of an asset and often result in negative, or reduced, net operating income and AFFO during this turnaround stage. We believe that the presentation of the AFFO attributed to our stabilized assets and the AFFO attributed to our unstabilized assets and our corporate overhead allows investors to better understand the operating performance of our stabilized assets as compared to those assets for which we have yet to complete the stabilization process.

Stabilized assets during the three and nine months ended September 30, 2013 included: 107th Avenue, Arcadia, Vista Apartment Homes, Campus Club, Cannery Lofts, Williamsburg, The Redford, Cityside Crossing, Deerfield, Ivy at Clear Creek, Village Square, Nob Hill, Brentdale, Jefferson Point, Pinnacle and Town Park (which was sold in April 2013). Unstabilized assets during the three and nine months ended September 30, 2013 included: Mosaic, The Reserve at Mt. Moriah, The Alcove, One Hundred Chevy Chase Apartments, Retreat at Rocky Ridge, Centennial and Heatherwood (which was sold in April 2013). The calculation of MFFO attributed to unstabilized assets includes non-property assets and corporate overhead, which consists primarily of general and administrative expenses at the company level.

Stabilized assets during the three and nine months ended September 30, 2012 included: 107th Avenue, Arcadia, Vista Apartment Homes, Campus Club, Cannery Lofts, Williamsburg, Town Park (which was sold in April 2013) and Heatherwood (which was sold in April 2013). Unstabilized assets during the three and nine months ended September 30, 2012 consisted of The Redford. The calculation of MFFO attributed to unstabilized assets includes non-property assets and corporate overhead, which consists primarily of general and administrative expenses at the company level.

Neither FFO, MFFO nor AFFO should be considered as an alternative to net income (loss), nor as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments that are increases to MFFO and AFFO are, and may continue to be, a significant use of cash. Accordingly, FFO, MFFO and AFFO should be reviewed in connection with other GAAP measurements. Our FFO, MFFO and AFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO, MFFO and AFFO and provides additional information related to our operations (in thousands, except per share amounts). As a result of the timing of the commencement of our public offering and our active real estate operations, FFO, MFFO and AFFO are not relevant to a discussion comparing operations for the two periods presented. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Net loss – GAAP	$(7,860)	$(2,360)	$(12,670)	$(6,231)
Net gain on disposition	—	—	(3,173)	—
Depreciation expense	3,097	1,034	7,071	1,738

FFO	(4,763)	(1,326)	(8,772)	(4,493)
Adjustments for straight-line rents	(34)	(43)	(156)	(24)
Impairment charge	—	—	539	—
Gain relating to fair value	—	—	(67)	—
Amortization of intangible lease assets	2,188	1,348	4,098	1,966
Acquisition costs	3,711	(115)	6,228	2,757

MFFO	1,102	(136)	1,870	206
Net gain on disposition	—	—	3,173	—

AFFO	$1,102	$(136)	$5,043	$206

Basic and diluted loss per common share - GAAP	$(0.22)	$(0.15)	$(0.38)	$(0.48)
FFO per share	$(0.13)	$(0.08)	$(0.27)	$(0.35)
MFFO per share	$0.03	$(0.01)	$0.06	$0.02
AFFO per share	$0.03	$(0.01)	$0.15	$0.02
Weighted average shares outstanding	36,156	15,953	33,055	12,979

	Three Months Ended September 30,
	2013			2012
	AFFO Attributed to Stabilized Assets	AFFO Attributed to Unstabilized Assets and Corporate Overhead	Total	AFFO Attributed to Stabilized Assets	AFFO Attributed to Unstabilized Assets and Corporate Overhead	Total
Net loss	$(1,492)	$(6,368)	$(7,860)	$(631)	$(1,729)	$(2,360)
Net (gain) loss on disposition	—	—	—	—	—	—
Depreciation expense	2,597	500	3,097	952	82	1,034

FFO	1,105	(5,868)	(4,763)	321	(1,647)	(1,326)
Adjustments for straight-line rents	(34)	—	(34)	(43)	—	(43)
Amortization of intangible lease assets	1,258	930	2,188	1,061	287	1,348
Acquisition costs	359	3,352	3,711	(76)	(39)	(115)

MFFO	$2,688	$(1,586)	$1,102	$1,263	$(1,399)	$(136)
Net gain (loss) on disposition	—	—	—	—	—	—

AFFO	$2,688	$(1,586)	$1,102	$1,263	$(1,399)	$(136)

	Nine Months Ended September 30,
	2013			2012
	AFFO Attributed to Stabilized Assets	AFFO Attributed to Unstabilized Assets and Corporate Overhead	Total	AFFO Attributed to Stabilized Assets	AFFO Attributed to Unstabilized Assets and Corporate Overhead	Total
Net loss	$(365)	$(12,305)	$(12,670)	$(1,999)	$(4,232)	$(6,231)
Net (gain) loss on disposition	(3,199)	26	(3,173)	—	—	—
Depreciation expense	6,235	836	7,071	1,606	132	1,738

FFO	2,671	(11,443)	(8,772)	(393)	(4,100)	(4,493)
Adjustments for straight-line rents	(156)	—	(156)	(24)	—	(24)
Impairment charge	—	539	539
Gains relating to fair value	(67)	—	(67)
Amortization of intangible lease assets	2,284	1,814	4,098	1,367	599	1,966
Acquisition costs	1,416	4,812	6,228	1,977	780	2,757

MFFO	$6,148	$(4,278)	$1,870	$2,927	$(2,721)	$206
Net gain (loss) on disposition	3,199	(26)	3,173	—	—	—

AFFO	$9,347	$(4,304)	$5,043	$2,927	$(2,721)	$206

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and cost and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to certain accrued liabilities. We base our estimates on historical experience and on various other assumptions that we believe reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a discussion of our critical accounting policies and estimates, see the discussion in our Annual Report on Form 10-K for the year ended December 31, 2012 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies.”

Off-Balance Sheet Arrangements

As of September 30, 2013 and December 31, 2012, we did not have any off-balance sheet arrangements or obligations.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

CONSOLIDATED BALANCE

(in thousands)

	September 30, 2013	December 31, 2012
	(unaudited)
ASSETS
Investments:
Rental properties, net	$307,959	$121,098
Loans held for investment, net	1,753	11,109
Identified intangible assets, net	3,880	1,641
Assets of discontinued operations	149	9,127

	313,741	142,975

Cash	58,606	29,336
Restricted cash	3,267	158
Stock subscriptions receivable	1,700	3,038
Due from related parties	466	—
Tenant receivables, net	373	110
Deposits	1,147	409
Prepaid expenses and other assets	1,600	935
Deferred financing costs, net	865	561
Deferred offering costs	—	3,015

Total assets	$381,765	$180,537

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Mortgage notes payable	$17,086	$9,043
Revolving credit facility	760	760
Accounts payable	3,275	591
Accrued expenses and other liabilities	5,797	2,826
Due to related parties	1,462	671
Tenant prepayments	500	306
Security deposits	1,451	815
Distribution payable	1,536	1,671
Liabilities of discontinued operations	36	536

Total liabilities	31,903	17,219

Stockholders’ equity:
Preferred stock (par value $.01; 10,000,000 shares authorized, none issued)	—	—
Common stock (par value $.01; 1,000,000,000 shares authorized; 46,581,720 and 22,291,810 shares issued, respectively; and 46,539,509 and 22,277,030 shares outstanding, respectively)	465	223
Convertible stock (par value $.01; 50,000 shares authorized, issued and outstanding)	1	1
Additional paid-in capital	410,231	196,089
Accumulated deficit	(60,835)	(32,995)

Total stockholders’ equity	349,862	163,318

Total liabilities and stockholders’ equity	$381,765	$180,537

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Revenues:
Rental income	$11,026	$4,834	$26,335	$9,167
Gain on foreclosures	—	56	67	571
Interest income	73	32	188	135

Total revenues	11,099	4,922	26,590	9,873

Expenses:
Rental operating	7,268	3,381	17,145	6,459
Acquisition costs	3,711	(115)	6,228	2,757
Foreclosure costs	—	—	49	150
Management fees - related parties	1,210	580	2,938	1,189
General and administrative	1,319	688	3,805	2,271
Loss on disposal of assets	—	—	36	—
Depreciation and amortization expense	5,285	2,382	11,169	3,704

Total expenses	18,793	6,916	41,370	16,530

Loss before other (expense) income	(7,694)	(1,994)	(14,780)	(6,657)

Other (expense) income:
Gain on redemption of stock	7	—	29	—
Interest expense	(149)	(255)	(396)	(398)
Insurance proceeds in excess of cost basis	—	—	—	5

Loss from continuing operations	(7,836)	(2,249)	(15,147)	(7,050)

Discontinued operations:
(Loss) income from discontinued operations	(24)	(111)	(696)	819
Net gain on disposition	—	—	3,173	—

(Loss) income from discontinued operations, net	(24)	(111)	2,477	819

Net loss and comprehensive loss	$(7,860)	$(2,360)	$(12,670)	$(6,231)

Weighted average common shares outstanding	36,156	15,953	33,055	12,979

Basic and diluted loss per common share:
Continuing operations	$(0.22)	$(0.14)	$(0.46)	$(0.54)
Discontinued operations	—	(0.01)	0.08	0.06

Net loss	$(0.22)	$(0.15)	$(0.38)	$(0.48)

The accompanying notes are an integral part of these consolidated statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(in thousands)

(unaudited)

	Common Stock		Convertible Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2013	22,277	$223	50	$1	$196,089	$(32,995)	$163,318
Issuance of common stock	23,045	230	—	—	229,071	—	229,301
Common stock issued through distribution reinvestment plan	659	7	—	—	6,251	—	6,258
Syndication costs	—	—	—	—	(26,788)	—	(26,788)
Distributions of common stock	589	6	—	—	5,890	(5,896)	—
Distributions declared	—	—	—	—	—	(9,274)	(9,274)
Share redemptions	(31)	(1)	—	—	(282)	—	(283)
Net loss and comprehensive loss	—	—	—	—	—	(12,670)	(12,670)

Balance at September 30, 2013	46,539	$465	50	$1	$410,231	$(60,835)	$349,862

The accompanying notes are an integral part of this consolidated statement.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)(unaudited)

	For the Nine Months Ended
	September 30,
	2013	2012
Cash flows from operating activities:
Net loss	$(12,670)	$(6,231)
Loss (income) from discontinued operations	696	(819)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on foreclosures	(67)	(642)
Loss on disposal of assets	36	—
Loss on property impairment	539	—
Net gain on disposition	(3,173)	—
Depreciation and amortization	11,169	3,704
Amortization of deferred financing costs	158	133
Accretion of discount and direct loan fees and costs	(9)	(10)
Changes in operating assets and liabilities, net of acquisitions:
Restricted cash	(3,109)	359
Tenant receivables, net	(263)	(84)
Deposits	(738)	(196)
Prepaid expenses and other assets	(1,016)	(480)
Due to related parties, net	791	(2,558)
Accounts payable and accrued expenses	4,914	3,407
Tenant prepayments	107	42
Security deposits	186	103

Net cash used in operating activities of continuing operations	(2,449)	(3,272)

Cash flows from investing activities:
Property acquisitions	(168,663)	(52,401)
Proceeds from disposal of properties, net of closing costs	10,043	—
Loan acquisitions	—	(10,300)
Capital expenditures	(20,203)	(9,568)
Principal payments received on loan	14	321
Cash received on foreclosure of loans held for investment	—	518

Net cash used in investing activities of continuing operations	(178,809)	(71,430)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of redemptions	230,363	84,192
Payment of deferred financing costs	(247)	(118)
Payment of deferred offering costs	2,800	—
Increase in borrowings	8,190	23,483
Principal payments on borrowings	(147)	(13,312)
Distributions paid on common stock	(3,153)	(841)
Syndication costs	(26,788)	(10,220)

Net cash provided by financing activities of continuing operations	211,018	83,184

Net cash provided by continuing operations	29,760	8,482

Cash flows from discontinued operations:
Net cash (used in) provided by operating activities	(490)	1,168
Net cash used in investing activities	—	(281)

Net cash (used in) provided by discontinued operations	(490)	887

Net increase in cash	29,270	9,369
Cash at beginning of period	29,336	14,927

Cash at end of period	$58,606	$24,296

The accompanying notes are an integral part of these consolidated statements.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(unaudited)

NOTE 1 – NATURE OF BUSINESS AND OPERATIONS

Resource Real Estate Opportunity REIT, Inc. (the “Company”) was organized in Maryland on June 3, 2009 to purchase a diversified portfolio of discounted U.S. commercial real estate and real estate-related assets in order to generate gains to stockholders from the potential appreciation in the value of the assets and to generate current income for stockholders by distributing cash flow from the Company’s investments. Resource Real Estate Opportunity Advisor, LLC (the “Advisor”), an indirect wholly owned subsidiary of Resource America, Inc. (“RAI”), a publicly traded company (NASDAQ: REXI) operating in the real estate, financial fund management and commercial finance sectors, has been engaged to manage the day-to-day operations of the Company. The Advisor agreed to invest 1% of the first $250.0 million invested in the Company by non-affiliated investors, or up to $2.5 million. As of September 30, 2013, the Advisor had purchased 276,000 shares of common stock totaling $2.5 million.

On September 15, 2009, the Company commenced a private placement offering to accredited investors for the sale of up to 5.0 million shares of common stock at a price of $10 per share. The private offering, which closed on June 9, 2010, raised aggregate gross proceeds of $12.8 million, or $11.3 million, net of $1.5 million in syndication costs, from the issuance of 1,283,727 common shares, including 20,000 shares purchased by the Advisor. In conjunction with the private offering, the Company also offered 5,000 shares of convertible stock at a price of $1.00 per share. Investors acquired 937 shares of the convertible stock and the Advisor purchased 4,063 shares. The Advisor contributed $200,000 to the Company in exchange for 20,000 shares of common stock on June 17, 2009, of which 4,500 shares were exchanged for 45,000 shares of convertible stock in June 2010 (see Note 13).

On June 16, 2010, the Company’s registration statement on Form S-11 (File No. 333-160463), registering a primary public offering of up to 75.0 million shares of common stock and a public offering pursuant to the Company’s distribution reinvestment plan of up to an additional 7.5 million shares of common stock, was declared effective under the Securities Act of 1933, as amended, and the Company commenced its public offering. The Company is offering shares of common stock in its ongoing primary offering for $10 per share, with discounts available to certain categories of investors. The Company is also offering shares pursuant to its distribution reinvestment plan at a purchase price equal to $9.50 per share.

As of September 30, 2013, the Company has raised $447.5 million in offering proceeds through the issuance of an aggregate of 44,999,826 shares of its $0.01 par value common stock.

On May 30, 2013 the Company filed a registration statement on Form S-11 to register a follow-on public offering. Pursuant to the registration statement, the Company proposes to register $350,000,000 of its common stock in a primary offering and $35,000,000 of common stock pursuant to the distribution reinvestment plan. If the follow-on offering commences, the Company expects it to commence no later than the fourth quarter of 2013. In connection with the filing of this follow-on offering registration statement, the Company has determined to continue offering shares in its current offering beyond June 16, 2013. The Company intends to continue offering shares of common stock in its current offering until the earlier of (i) the sale of all $750,000,000 of shares in the primary offering, (ii) December 12, 2013, or (iii) the date the registration statement relating to the Company’s proposed follow-on offering is declared effective by the SEC.

The Company has acquired, and intends to continue to acquire, real estate-related debt and equity that has been significantly discounted due to the effects of economic events and high levels of leverage, as well as stabilized properties that may benefit from extensive renovations that may increase their long-term values. The Company has a particular focus on acquiring and operating multifamily assets, and it has targeted, and intends to continue to target, this asset class while also acquiring interests in other types of commercial property assets consistent with its investment objectives. The Company’s targeted portfolio consists of commercial real estate assets, principally (i) non-performing or distressed loans, including but not limited to first and second priority mortgage loans, mezzanine loans, subordinate participations in first mortgage loans, or B-Notes, and other loans, (ii) real estate that was foreclosed upon and sold by financial institutions, (iii) multifamily rental properties to which the Company can add value with a capital infusion (“value add properties”), and (iv) discounted investment-grade commercial mortgage-backed securities. However, the Company is not limited in the types of real estate assets in which it may invest and, accordingly, it may invest in other real estate-related assets either directly or together with a co-investor or joint venture partner.

The Company is organized and conducts its operations in a manner intended to allow it to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes under Subchapter M of the Internal Revenue Code of 1986, as amended. The Company also operates its business in a manner intended to maintain its exemption from registration under the Investment Company Act of 1940, as amended.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

Subsidiary	Apartment Complex	Number of Units	Location
RRE Opportunity Holdings, LLC	N/A	N/A	N/A
Resource Real Estate Opportunity OP, LP	N/A	N/A	N/A
RRE 107th Avenue Holdings, LLC	107th Avenue	5	Omaha, NE
RRE Westhollow Holdings, LLC	Arcadia	404	Houston, TX
RRE Crestwood Holdings, LLC (a)	Town Park (a)	270	Birmingham, AL
RRE Iroquois, LP	Vista Apartment Homes	133	Philadelphia, PA
RRE Iroquois Holdings, LLC	N/A	N/A	N/A
RRE Campus Club Holdings, LLC	Campus Club	64	Tampa, FL
RRE Bristol Holdings, LLC	The Redford	856	Houston, TX
RRE Cannery Holdings, LLC	Cannery Lofts	156	Dayton, OH
RRE Williamsburg Holdings, LLC	Williamsburg	976	Cincinnati, OH
RRE Skyview Holdings, LLC	Cityside Crossing	360	Houston, TX
RRE Park Forest Holdings, LLC	Mosaic	216	Oklahoma City, OK
RRE Foxwood Holdings, LLC	The Reserve at Mt. Moriah	220	Memphis, TN
RRE Flagstone Holdings, LLC	The Alcove	292	Houston, TX
RRE Deerfield Holdings, LLC	Deerfield	166	Hermantown, MN
RRE Kenwick Canterbury Holdings, LLC	One Hundred Chevy Chase Apartments	244	Lexington, KY
RRE Armand Place Holdings, LLC	Ivy at Clear Creek	244	Houston, TX
RRE Autumn Wood Holdings, LLC	Retreat at Rocky Ridge	196	Hoover, AL
RRE Village Square Holdings, LLC	Village Square	271	Houston, TX
RRE Nob Hill Holdings, LLC	Nob Hill	192	Winter Park, FL
RRE Brentdale Holdings, LLC	Brentdale	412	Plano, TX
RRE Jefferson Point Holdings, LLC	Jefferson Point	208	Newport News, VA
RRE Centennial Holdings, LLC	Centennial	276	Littleton, CO
RRE Pinnacle Holdings, LLC	Pinnacle	224	Westminster, CO

N/A - Not Applicable

(a) - Discontinued operations

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

Rental Properties

The Company records acquired rental properties at fair value. The Company considers the period of future benefit of an asset to determine its appropriate useful life and depreciates using the straight line method. The Company anticipates the estimated useful lives of its assets by class as follows:

Buildings	27.5 years

Building improvements	3.0 to 27.5 years

Tenant improvements	Shorter of lease term or expected useful life

Impairment of Long Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the asset for permanent impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. The review also considers factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors.

For properties to be held or used, an impairment loss will be recorded when such anticipated cash flows are less than the carrying value of the assets to the extent that the carrying value exceeds the estimated fair value of the properties. For properties held for sale, the impairment loss would be the adjustment to fair value less the estimated cost to dispose of the asset. For the three months ended September 30, 2013, the Company did not record impairment charges at any of its properties. For the nine months ended September 30, 2013, the Company recorded a $539,000 impairment charge for one of its properties which is included in (loss) income from discontinued operations.

Loans Held for Investment, Net

The Company records acquired performing loans held for investment at cost and reviews them for potential impairment at each balance sheet date. The Company considers a loan to be impaired if one of two conditions exists. The first condition is if, based on current information and events, management believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The second condition is if the loan is deemed to be a troubled-debt restructuring (“TDR”) where a concession has been given to a borrower in financial difficulty. A TDR may not have an associated specific loan loss allowance if the principal and interest amount is considered recoverable based on current market conditions, expected collateral performance and/or guarantees made by the borrowers.

The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or, as a practical expedient, the fair value of the collateral. If a loan is deemed to be impaired, the Company records a reserve for loan losses through a charge to income for any shortfall.

Interest income from performing loans held for investment is recognized based on the contractual terms of the loan agreement. Fees related to any buy down of the interest rate are deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income. The initial investment made in a purchased performing loan includes the amount paid to the seller plus fees. The initial investment frequently differs from the related loan’s principal amount at the date of the purchase. The difference is recognized as an adjustment of the yield over the life of the loan. Closing costs related to the purchase of a performing loan held for investment are amortized over the term of the loan and accreted as an adjustment to interest income.

The Company may acquire real estate loans at a discount due to the credit quality of such loans and the respective borrowers under such loans. Revenues from these loans are recorded under the effective interest method. Under this method, an effective interest rate (“EIR”) is applied to the cost basis of the real estate loan held for investment. The EIR that is calculated when the loan held for investment is acquired remains constant and is the basis for subsequent impairment testing and income recognition. However, if the amount and timing of future cash collections are not reasonably estimable, the Company accounts for the real estate receivable on the cost recovery method. Under the cost recovery method of accounting, no income is recognized until the basis of the loan held for investment has been fully recovered.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

Allocation of the Purchase Price of Acquired and Foreclosed Assets

The cost of rental properties acquired directly as fee interests and rental properties which are acquired through foreclosing on a loan are allocated to net tangible and intangible assets based on their relative fair values. The Company allocates the purchase price of properties to acquired tangible assets, consisting of land, buildings, fixtures and improvements, and to identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, the value of in-place leases and the value of tenant relationships. Fair value estimates are based on information obtained from a number of sources, including information obtained about each property as a result of pre-acquisition due diligence, marketing and leasing activities. In addition, the Company may obtain independent appraisal reports. The information in the appraisal reports along with the aforementioned information available to the Company’s management is used in allocating the purchase price. The independent appraisers have no involvement in management’s allocation decisions other than providing market information.

In allocating the purchase price, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period. Management also estimates costs to execute similar leases, including leasing commissions and legal and other related expenses, to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company amortizes any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases.

The Company measures the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if it were vacant. Management’s estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

The total amount of other intangible assets acquired is further allocated to customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of the Company’s existing relationships with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

The Company amortizes the value of in-place leases to expense over the average remaining term of the respective leases. The value of customer relationship intangibles are amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles associated with that tenant would be charged to expense in that period.

The determination of the fair value of assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of the Company’s reported net income. Initial purchase price allocations are subject to change until all information is finalized, which is generally within one year of the acquisition date.

Discontinued Operations

Assuming no significant continuing involvement by the Company after the sale, the sale of a property is considered a discontinued operation.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

Revenue Recognition

The Company recognizes minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and includes amounts expected to be received in later years in deferred rents. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period in which the related expenses are incurred.

The specific timing of a property disposition is measured against various criteria related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for gain recognition under the full-accrual method are not met, the Company defers gain recognition and accounts for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

The future minimum rental payments to be received from noncancelable operating leases are $27.4 million and $195,000 for the 12 month periods ending September 30, 2014 and 2015, respectively, and none thereafter.

Tenant Receivables

Tenant receivables are stated in the financial statements net of an allowance for uncollectible receivables. Payment terms vary and receivables outstanding longer than the payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time receivables are past due, security deposits held, the Company’s previous loss history, the tenants’ current ability to pay their obligations to the Company, the condition of the general economy and the industry as a whole. The Company writes off receivables when they become uncollectible. At September 30, 2013 and December 31, 2012, allowances for uncollectible receivables totaled $6,000 and $8,000, respectively.

Deferred Offering Costs

Through September 30, 2013, the Advisor has advanced $4.1 million on behalf of the Company for the payment of public offering costs consisting of accounting, advertising, allocated payroll, due diligence, marketing, legal and similar costs. A portion of these costs is charged to equity upon the sale of each share of common stock sold under the public offering. Similarly, a portion of the proceeds received from the sales of shares in the Company’s public offering is paid to the Advisor to reimburse it for the amount incurred on behalf of the Company. Deferred offering costs represent the portion of the total costs incurred that have not been charged to equity to date. As of September 30, 2013 and December 31, 2012, $4.1 million and $3.9 million, respectively, had been reimbursed to the Advisor. Upon completion of the public offering, any deferred offering costs in excess of reimbursements will be charged back to the Advisor.

Income Taxes

To maintain its REIT qualification for U.S. federal income tax purposes, the Company is generally required to distribute at least 90% of its taxable net income (excluding net capital gains) to its stockholders as well as comply with other requirements, including certain asset, income and stock ownership tests. Accordingly, the Company generally will not be subject to corporate U.S. federal income taxes to the extent that it annually distributes at least 90% of its taxable net income to its stockholders. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it is subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which it fails its REIT qualification. Accordingly, the Company’s failure to qualify as a REIT could have a material adverse impact on its results of operations and amounts available for distribution to its stockholders.

The dividends-paid deduction of a REIT for qualifying dividends to its stockholders is computed using the Company’s taxable income as opposed to net income reported on the financial statements. Generally, taxable income differs from net income reported on the financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

The Company may elect to treat certain of its subsidiaries as a taxable REIT subsidiary (“TRS”). In general, the Company’s TRSs may hold assets and engage in activities that the Company cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. A TRS is subject to U.S. federal, state and local corporate income taxes. As of September 30, 2013 and December 31, 2012, the Company had no TRSs.

The Company evaluates the benefits of tax positions taken or expected to be taken in its tax returns. Only the largest amount of benefits from tax positions that will more likely than not be sustainable upon examination are recognized by the Company. The Company does not have any unrecognized tax benefits, nor interest and penalties, recorded in its consolidated financial statements and does not anticipate significant adjustments to the total amount of unrecognized tax benefits within the next 12 months.

The Company is subject to examination by the U.S. Internal Revenue Service and by the taxing authorities in other states in which the Company has significant business operations. The Company is not currently undergoing any examinations by taxing authorities.

Earnings Per Share

Basic earnings per share are calculated on the basis of the weighted-average number of common shares outstanding during the period. Basic earnings per share are computed by dividing income available to common stockholders by the weighted-average common shares outstanding during the period. Diluted earnings per share take into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted to common stock. Due to reported losses for the periods presented, 50,000 convertible shares (discussed in Note 13) are not included in the diluted earnings per share calculations. For the purposes of calculating earnings per share, all common shares and per common share information in the financial statements have been adjusted retroactively for the effect of seven 1.5% stock distributions, two 0.75% stock distributions, one 0.585% stock distribution, and one 0.5% stock distribution issued to stockholders. Common stock shares issued and authorized on the Consolidated Balance Sheets have also been adjusted retroactively for the effect of these 11 distributions.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the current-year presentation. The impact of the reclassifications made to prior year amounts are not material and did not affect net income (loss).

NOTE 3 – SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents supplemental cash flow information (in thousands):

	September 30,
	2013	2012
Non-cash activities:
Investor contributions held in escrow which have converted to common stock	$1,700	$2,389
Properties and intangibles received on foreclosure of loans held for investment	10,150	17,047
Financing provided for disposed property	800	—
Stock distributions issued	5,896	5,018
Distributions on common stock declared but not yet paid	1,536	2,640
Stock issued from distribution reinvestment plan	6,258	1,052
Deferred financing costs and escrow deposits funded directly by mortgage note and revolving credit facility	865	611

Cash paid during the period for:
Interest	$216	$227

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

NOTE 4 – RENTAL PROPERTIES, NET

The Company’s investments in rental properties consisted of the following (in thousands):

	September 30, 2013	December 31, 2012
Land	$52,356	$16,378
Building and improvements	254,611	102,037
Furniture, fixtures and equipment	11,176	5,872
Construction-in-progress	1,102	1,083

	319,245	125,370
Less: accumulated depreciation	(11,286)	(4,272)

	$307,959	$121,098

Depreciation expense for the nine months ended September 30, 2013 and 2012 was $7.1 million and $1.7 million, respectively.

NOTE 5 – LOANS HELD FOR INVESTMENT, NET

On March 15, 2011, the Company purchased, at a discount, two non-performing promissory notes and two performing promissory notes (the “Notes”), each of which was secured by a first priority mortgage on the respective multifamily rental apartment communities. The contract purchase price for the Notes was a total of $3.1 million, excluding closing costs. On August 2, 2011, the borrower of one of the non-performing promissory notes entered into a forbearance agreement with the Company and, on September 23, 2011, paid the Company a negotiated amount in satisfaction of the note in full. On August 18, 2011, the Company was the successful bidder at a foreclosure sale of the property collateralizing the second non-performing note, the Heatherwood Note. Possession of the Heatherwood Apartments was obtained in February 2012 and the property was subsequently sold in April 2013 (See Note 7). The face value of the performing notes as of September 30, 2013 and December 31, 2012 was $2.1 million and $1.3 million, respectively. The performing notes were purchased net of discounts and the unamortized accretable discounts totaled $296,000 and $316,000 at September 30, 2013 and December 31, 2012, respectively.

On April 18, 2013, in connection with the sale of the Heatherwood Apartments, the Company originated an $800,000 mortgage loan to the purchaser of the Heatherwood Apartments on the same date.

The following table provides the aging of the Company’s loans held for investment (dollars in thousands):

	September 30, 2013		December 31, 2012
	Amount	Percent	Amount	Percent
Current	$1,753	100%	$959	9%

Delinquent:
30–89 days	—	—%	10,150	91%
90–180 days	—	—%	—	—%
Greater than 180 days	—	—%	—	—%

	$1,753	100%	$11,109	100%

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

The following table provides information about the credit quality of the Company’s loans held for investment, net (in thousands):

	September 30, 2013	December 31, 2012
Loans:
Performing	$1,753	$959
Nonperforming	—	10,150

Total	$1,753	$11,109

The following table provides information about the terms of the Company’s loans held for investment (dollars in thousands):

	Peterson Note	Trail Ridge Note	Heatherwood Note
Maturity date	12/31/2013	10/28/2021	5/17/2016
Interest rate	7.4%	7.5%	4.0%
Average monthly payment	$3	$8	$11

The Peterson Note matured on December 31, 2011 with an unpaid balance of $238,000 that is currently in default. Accordingly, the Company and the borrower under this note entered into a forbearance agreement in January 2012 which expires on December 31, 2013. This forbearance agreement is considered a troubled debt restructuring. The borrower continues to pay the debt service payments as required by the forbearance agreement.

The Company has individually evaluated each loan for impairment and determined that, as of September 30, 2013, two loans are unimpaired and the troubled debt restructuring is impaired. Although the troubled debt restructuring loan is impaired, based on the evaluation performed, the Company did not record an impairment charge because the borrower is current on its payments under the forbearance agreement and the value of the collateral securing the loan exceeds the balance of the loan held for investment.

There was no allowance for credit losses or charge-offs as of and for the nine months ended September 30, 2013 and 2012.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

NOTE 6 – ACQUISITIONS AND FORECLOSURES

Real Estate Investments

As of September 30, 2013, the Company had acquired and owned 21 properties. The Company estimated the fair values of certain of the acquired assets and liabilities based on preliminary valuations at the date of purchase. The Company is in the process of obtaining appraisals in order to finalize the estimated valuations for the more recent acquisitions. The table below summarizes these acquisitions and the respective fair values assigned (dollars in thousands):

Multifamily Community Name	City and State	Date of Acquisition		Purchase Price (1)		Land	Building and Improvements	Furniture, Fixture and Equipment	Intangible Assets	Other Assets	Other Liabilities	Fair Valued Assigned
Centennial	Littleton, CO	9/30/2013		$30,600	(2)	$7,041	$22,498	$—	$1,060	$24	$(190)	$30,433
Pinnacle	Westminster, CO	9/30/2013		24,250	(2)	4,325	19,033	—	892	20	(147)	24,123
Jefferson Point	Newport News, VA	9/9/2013		18,250	(2)	5,533	12,332	—	385	23	(59)	18,214
Brentdale	Plano, TX	7/25/2013		32,200	(2)	5,604	25,936	—	660	52	(317)	31,935
Nob Hill	Winter Park, FL	6/27/2013		10,100	(2)	3,659	5,987	—	454	50	(61)	10,089
Village Square	Spring, Texas	6/24/2013		27,200	(2)	4,625	22,369	—	206	40	(170)	27,070
Retreat at Rocky Ridge	Hoover, Alabama	4/18/2013		8,500		1,616	6,418	30	436	2	(89)	8,413
Ivy at Clear Creek	Houston, TX	3/28/2013		11,750	(2)	1,877	9,175	28	670	8	(127)	11,631
One Hundred Chevy Chase Apartments	Lexington, KY	3/13/2013		6,850		1,323	4,981	41	505	7	(101)	6,756
Deerfield	Hermantown MN	1/22/2013	(3)	10,300	(2)	1,028	8,592	—	680	1	(4)	10,297
The Alcove	Houston, TX	12/21/2012		5,500		1,202	3,865	20	413	54	(13)	5,541
Cityside Crossing	Houston, TX	12/19/2012		14,425	(2)	1,949	11,676	37	763	49	(68)	14,406
The Reserve at Mount Moriah	Memphis, TN	12/7/2012		2,275		775	1,124	39	337	16	(90)	2,201
Mosaic	Oklahoma City, OK	12/6/2012		2,050	(2)	545	1,422	16	67	14	(16)	2,048
Williamsburg Apartments	Cincinnati, OH	6/20/2012		41,250		3,223	35,111	1,007	1,909	49	(274)	41,025
Cannery Lofts	Dayton, OH	6/6/2012	(4)	7,100		160	7,913	200	609	35	—	8,917
The Redford	Houston, TX	3/27/2012		11,400		4,073	5,235	262	1,558	272	—	11,400
Campus Club Apartments	Tampa, FL	2/21/2012	(5)	8,300		1,650	6,250	200	435	—	—	8,535
Vista Apartment Homes	Philadelphia, PA	8/2/2011	(6)	12,000		1,163	9,913	—	535	530	(141)	12,000
Arcadia at Westheimer	Houston, TX	10/5/2010	(7)	7,800		943	6,599	—	258	—	—	7,800
107th Avenue	Omaha, NE	8/26/2010		250		25	196	—	4	—	—	225

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

(1) Purchase price excludes closing costs and acquisition expenses. For properties acquired through foreclosure, the purchase price reflects the contract purchase price of the note.

(2) Asset valuations are based on preliminary valuations at the date of purchase. The Company is in the process of obtaining an appraisal to finalize the valuation. The Company has up to 12 months from the date of acquisition to finalize the valuation.

(3) Deerfield originally served as the collateral for a non-performing note that the Company purchased on March 21, 2012. On July 19, 2012, the Company was the successful bidder at a foreclosure sale and formally received title to the property on January 22, 2013.

(4) Cannery Lofts originally served as the collateral for a non-performing note that the Company purchased on May 13, 2011. On December 21, 2011, the Company entered into a settlement agreement with the borrower and, subsequently, the Company foreclosed and formally received title to the property on June 6, 2012.

(5) Campus Club Apartments originally served as collateral for a non-performing note that the Company purchased on October 21, 2011. On February 9, 2012, the Company was the successful bidder at a foreclosure sale and took title to the property on February 21, 2012.

(6) Vista Apartment Homes, formerly known as Iroquois Apartments, originally served as the collateral for a non-performing promissory note that the Company purchased on June 17, 2011. On August 2, 2011, the Company was the successful bidder at a sheriff’s sale and formally received title to the property.

(7) Arcadia at Westheimer originally served as the collateral for a non-performing promissory note that the Company purchased on September 3, 2010. The Company commenced foreclosure proceedings and, on October 5, 2010, formally received title to the property.

Acquisitions

The Company acquired ten properties, as follows, during the nine months ended September 30, 2013. In order to finalize the fair values of the acquired assets and liabilities, third-party appraisals were obtained for two of the properties acquired during the nine months ended September 30, 2013. The Company estimated the fair values of certain of the acquired assets and liabilities for the other eight properties acquired during the nine months ended September 30, 2013 based on preliminary valuations at the date of purchase. The Company is in the process of obtaining third-party appraisals in order to finalize these estimated values. Thus, the provisional measurements of fair values set forth below are subject to change. Such changes could be significant. The Company expects to finalize the valuation and complete the purchase price allocation for each property as soon as practicable but no later than one year from the respective acquisition date.

Deerfield

On March 21, 2012, the Company purchased, at a discount, a non-performing promissory note (the “Deerfield Note”) that was secured by a first priority mortgage on a multifamily rental community in Hermantown, Minnesota. The contract purchase price for the Deerfield Note was $10.3 million, excluding closing costs. The Company paid an acquisition fee of $217,000, or 2% of the purchase price including closing costs, to the Advisor. On July 19, 2012, the Company was the successful bidder at a foreclosure sale of the property securing the Deerfield Note and took title to the property on January 22, 2013 (see Note 17).

The following table reflects the estimated values of the net assets acquired (in thousands):

Rental property:
Land	$1,028
Buildings	8,592

9,620
Acquired intangibles – in-place leases	680
Prepaid insurance	1
Security deposits	(4)

Estimated fair value assigned	$10,297

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

One Hundred Chevy Chase Apartments

On March 13, 2013, the Company purchased a multifamily residential rental apartment complex located in Lexington, Kentucky, known as One Hundred Chevy Chase Apartments (formerly known as Kenwick & Canterbury), for $6.9 million, excluding closing costs. The Company paid an acquisition fee of $139,000, or 2% of the purchase price including closing costs, to the Advisor.

The following table reflects the values of the net assets acquired (in thousands):

Rental property:
Land	$1,323
Buildings	4,981
Personal Property	41

6,345
Acquired intangibles – in-place leases	505
Prepaid insurance	7
Accrued real estate taxes	(17)
Prepaid rents	(10)
Security deposits	(74)

Estimated fair value assigned	$6,756

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

Ivy at Clear Creek

On March 28, 2013, the Company purchased a multifamily residential rental apartment complex located in Houston, Texas, known as Ivy at Clear Creek (formerly known as Armand Place), for $11.8 million, excluding closing costs. The Company paid an acquisition fee of $236,000, or 2% of the purchase price including closing costs, to the Advisor.

The following table reflects the estimated values of the net assets acquired (in thousands):

Rental property:
Land	$1,877
Buildings	9,175
Personal Property	28

11,080
Acquired intangibles – in-place leases	670
Prepaid insurance	8
Accrued real estate taxes	(68)
Prepaid rents	(14)
Security deposits	(45)

Estimated fair value assigned	$11,631

Retreat at Rocky Ridge

On April 18, 2013, the Company purchased a multifamily residential rental apartment complex located in Hoover, Alabama, known as Retreat at Rocky Ridge (formerly known as Autumn Wood), for $8.5 million, excluding closing costs. The Company paid an acquisition fee of $172,000, or 2% of the purchase price including closing costs, to the Advisor.

The following table reflects the values of the net assets acquired (in thousands):

Rental property:
Land	$1,616
Buildings	6,418
Personal Property	30

8,064
Acquired intangibles – in-place leases	436
Prepaid insurance	2
Accrued real estate taxes	(67)
Prepaid rents	(6)
Security deposits	(16)

Estimated fair value assigned	$8,413

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

Village Square

On June 24, 2013, the Company purchased a multifamily residential rental apartment complex located in Houston, Texas, known as Village Square, for $27.2 million excluding closing costs. The Company paid an acquisition fee of $545,000, or 2% of the purchase price including closing costs, to the Advisor.

The following table reflects the estimated values of the net assets acquired (in thousands):

Rental property:
Land	$4,625
Buildings	22,369

26,994
Acquired intangibles – in-place leases	206
Prepaid insurance	40
Accrued real estate taxes	(132)
Prepaid rents	(8)
Security deposits	(30)

Estimated fair value assigned	$27,070

Nob Hill

On June 27, 2013, the Company purchased a multifamily residential rental apartment complex located in Winter Park, Florida, known as Nob Hill, for $10.1 million, excluding closing costs. The Company paid an acquisition fee of $203,000, or 2% of the purchase price including closing costs, to the Advisor.

The following table reflects the estimated values of the net assets acquired (in thousands):

Rental property:
Land	$3,659
Buildings	5,987

9,646
Acquired intangibles – in-place leases	454
Prepaid insurance	50
Accrued real estate taxes	(39)
Prepaid rents	(4)
Security deposits	(18)

Estimated fair value assigned	$10,089

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

Brentdale

On July 25, 2013, the Company purchased a multifamily residential rental apartment complex located in Plano, Texas, known as Brentdale, for $32.2 million, excluding closing costs. The Company paid an acquisition fee of $645,000, or 2% of the purchase price including closing costs, to the Advisor.

The following table reflects the estimated values of the net assets acquired (in thousands):

Rental property:
Land	$5,604
Buildings	25,936

31,540
Acquired intangibles – in-place leases	660
Prepaid insurance	52
Accrued real estate taxes	(244)
Prepaid rents	(4)
Security deposits	(69)

Estimated fair value assigned	$31,935

Jefferson Point

On September 9, 2013, the Company purchased a multifamily residential rental apartment complex located in Newport News, Virginia, known as Jefferson Point, for $18.3 million, excluding closing costs. The Company paid an acquisition fee of $367,000, or 2% of the purchase price including closing costs, to the Advisor.

The following table reflects the estimated values of the net assets acquired (in thousands):

Rental property:
Land	$5,533
Buildings	12,332

17,865
Acquired intangibles – in-place leases	385
Prepaid insurance	23
Accrued real estate taxes	(37)
Prepaid rents	(4)
Security deposits	(18)

Estimated fair value assigned	$18,214

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

Pinnacle

On September 30, 2013, the Company purchased a multifamily residential rental apartment complex located in Westminster, Colorado, known as Pinnacle, for $24.3 million, excluding closing costs. The Company paid an acquisition fee of $486,000, or 2% of the purchase price including closing costs, to the Advisor.

The following table reflects the estimated values of the net assets acquired (in thousands):

Rental property:
Land	$4,325
Buildings	19,033

23,358
Acquired intangibles – in-place leases	892
Prepaid insurance	20
Accrued real estate taxes	(99)
Prepaid rents	(8)
Security deposits	(40)

Estimated fair value assigned	$24,123

Centennial

On September 30, 2013, the Company purchased a multifamily residential rental apartment complex located in Littleton, Colorado, known as Centennial, for $30.6 million, excluding closing costs. The Company paid an acquisition fee of $613,000, or 2% of the purchase price including closing costs, to the Advisor.

The following table reflects the estimated values of the net assets acquired (in thousands):

Rental property:
Land	$7,041
Buildings	22,498

29,539
Acquired intangibles – in-place leases	1,060
Prepaid insurance	24
Accrued real estate taxes	(122)
Prepaid rents	(12)
Security deposits	(56)

Estimated fair value assigned	$30,433

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

NOTE 7 – DISPOSITION OF PROPERTIES AND DISCONTINUED OPERATIONS

The Company reports its property dispositions as discontinued operations. Assuming no significant continuing involvement by the Company after the sale, the sale of property is considered a discontinued operation. Included in discontinued operations for the three and nine months ended September 30, 2013 and 2012 are the operating results of the two properties discussed below.

The Company sold the Heatherwood Apartments, which was originally obtained through foreclosure in February 2012, to an unaffiliated purchaser for $1.0 million on April 18, 2013 and recognized a loss on disposition of $31,000. The Company provided the purchaser with financing for $800,000 and the purchaser paid cash of $200,000 in connection with the disposition.

The Company sold the Town Park Apartments to an unaffiliated purchaser on April 30, 2013 for $10.3 million and recognized a gain of approximately $3.2 million on disposition.

The results of discontinued operations are summarized for the three and nine months ended September 30, 2013 and 2012 as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Revenues:
Rental income	$—	$777	$1,081	$2,118
Gain on foreclosure	—	36	—	1,232

Total revenues	—	813	1,081	3,350

Expenses:
Rental operating	23	609	810	1,755
Acquisition Costs	—	—	—	3
Management fees - related parties	—	46	62	130
General and administrative	1	85	225	271
Loss on property impairment	—	—	539	—
Depreciation and amortization expense	—	209	141	547

Total expenses	24	949	1,777	2,706

(Loss) income from discontinued operations	(24)	(136)	(696)	644
Gain on dispositions	—	—	3,173	—
Insurance proceeds in excess of cost basis	—	25		175

(Loss) income from discontinued operations, net	$(24)	$(111)	$2,477	$819

Weighted average common shares outstanding	36,156	15,953	33,055	12,979

Basic and diluted (loss) income per common share	$—	$(0.01)	$0.08	$0.06

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

NOTE 8 – IDENTIFIED INTANGIBLE ASSETS, NET

Identified intangible assets, net, consisted of rental and antennae leases and leasing commissions. The value of the acquired in-place leases totaled $12.4 million and $6.8 million as of September 30, 2013 and December 31, 2012, respectively, less accumulated amortization of $8.5 million and $5.2 million, respectively. The weighted-average remaining life of the rental leases is 11.6 months and one month as of September 30, 2013 and December 31, 2012, respectively. The leasing commissions, valued at $306,000, were fully amortized as of December 31, 2012. Expected amortization for the antennae leases at the Vista Apartment Homes is $16,000 annually through 2025. Total amortization expense was $4.1 million and $2.0 million for the nine months ended September 30, 2013 and 2012, respectively. Expected amortization for the rental and antennae leases for the next five years ending September 30, and thereafter, is as follows (in thousands):

2014	$3,698
2015	16
2016	16
2017	16
2018	16
Thereafter	118

$3,880

NOTE 9 – MORTGAGE NOTES PAYABLE

On April 3, 2012, the Company, through its operating partnership, entered into a mortgage loan (the “Iroquois Mortgage Note”) for $9.2 million. The Iroquois Mortgage Note bears interest at one-month London Interbank Offered Rate (“LIBOR”) plus 2.61% and requires monthly payments of principal and interest. The amount outstanding under the Iroquois Mortgage Note may be prepaid in full after the first year of its term at a 1.0% premium based on the principal being repaid and with no prepayment premium during the last three months of its term. The Iroquois Mortgage Note is secured by a first lien mortgage on the assets of the Vista Apartment Homes. The Company recorded interest expense on the Iroquois Mortgage Note of $64,000 and $66,000 for the three months ended September 30, 2013 and 2012, respectively, and $191,000 and $130,000 for the nine months ended September 30, 2013 and 2012, respectively.

On August 22, 2013, the Company, through a wholly-owned subsidiary, entered into a mortgage loan (the “Cannery Mortgage Note”) for $8.2 million. The Cannery Mortgage Note bears interest at one-month LIBOR plus 3.30% and requires monthly payments of interest only through September 2015, at which point payments of principal and interest are required through the maturity date of September 1, 2020. The amount outstanding under the Cannery Mortgage Note may be prepaid in full after the first year of its term at a 1.0% premium based on the principal being repaid and with no prepayment premium during the last three months of its term. The Cannery Mortgage Note is secured by a first lien mortgage on the assets of the Cannery Lofts. The Company recorded interest expense on the Cannery Mortgage Note of $32,000 for both the three and nine months ended September 30, 2013.

The following is a summary of the mortgage notes payable (dollars in thousands):

Collateral	Balance Outstanding at September 30, 2013	Maturity Date	Annual Interest Rate		Average Monthly Debt Service
Vista Apartment Homes	$8,896	5/1/2017	2.79	%(1)	$38
Cannery Lofts	8,190	9/1/2020	3.48	%(2)	24

(1)	One-month LIBOR (0.179% as of September 30, 2013) plus 2.61% margin.
(2)	One-month LIBOR plus 3.30% margin.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

Annual principal payments on the mortgage notes payable for each of the next five years ending September 30 are as follows (in thousands):

2014	$200
2015	206
2016	1,920
2017	9,916
2018	1,693
Thereafter	$3,151

$17,086

The mortgage notes payable are recourse only with respect to the Vista Apartment Homes and Cannery Lofts, subject to certain limited standard exceptions, as defined in the mortgage notes. These exceptions are referred to as “carveouts.” The Company has guaranteed the carveouts described in the mortgage notes by executing a guarantee with respect to the Vista Apartment Homes and Cannery Lofts. In general, carveouts relate to damages suffered by the lender for a borrower’s failure to pay rents, insurance or condemnation proceeds to lender, failure to pay water, sewer and other public assessments or charges, failure to pay environmental compliance costs or to deliver books and records, in each case as required in the loan documents. The exceptions also require the Company to guarantee payment of audit costs, lender’s enforcement of its rights under the loan documents and payment of the loans if the borrowers voluntarily file for bankruptcy or seek reorganization, or if a related party of the borrower does so with respect to the subsidiaries.

NOTE 10 – REVOLVING CREDIT FACILITY

On December 2, 2011, the Company, through its operating partnership, entered into a secured revolving credit facility (the “Credit Facility”) with Bank of America, N.A. On May 23, 2013 the Company amended the Credit Facility to increase the amount it may borrow under the Credit Facility from $25.0 million to $50.0 million. Draws under the Credit Facility are secured by certain of the Company’s properties with an aggregate value of $41.4 million and are guaranteed by the Company. The amount currently available to be borrowed is $16.1 million. The Company paid certain closing costs in connection with the Credit Facility, including loan fees totaling $318,750. As of both September 30, 2013 and December 31, 2012, the Company had outstanding borrowings of $760,000 under the Credit Facility.

The Credit Facility, as amended, matures on May 23, 2017, and may be extended to May 23, 2019 subject to satisfaction of certain terms and conditions and payment of an extension fee equal to 0.2% of the amount committed under the Credit Facility at the time of any such extension. Interest on outstanding borrowings is incurred at a rate of one-month LIBOR plus 3.0% (3.179% at September 30, 2013). The Company is required to make monthly interest-only payments. The Company also may prepay the Credit Facility in whole or in part at any time without premium or penalty. The Company recorded interest expense of $6,000 and $131,000 for the three months ended September 30, 2013 and 2012, respectively, and $15,000 and $134,000, for the nine months ended September 30, 2013 and 2012, respectively.

The Credit Facility requires a certain minimum tangible net worth and a certain amount of unencumbered liquid assets. The Company was in compliance with all of its financial debt covenants at September 30, 2013.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

NOTE 11 – DEFERRED FINANCING COSTS

Deferred financing costs incurred to obtain financing are amortized over the term of the related debt. Accumulated amortization as of September 30, 2013 and December 31, 2012 was approximately $357,000 and $199,000, respectively. Estimated amortization of the existing deferred financing costs for the next five years ending September 30, is as follows (in thousands):

2014	$230
2015	205
2016	204
2017	142
2018	29
Thereafter	55

$865

NOTE 12 – CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In the ordinary course of its business operations, the Company has ongoing relationships with several related parties.

Relationship with RAI

The majority of the receivables from related parties represents escrow funds held by RAI for insurance on the Company’s properties. The Company’s properties are partially self-insured with respect to property and casualty losses. RAI holds the escrow funds related to the self-insurance pool on its books. Therefore unforeseen or catastrophic losses in excess of the Company’s insured limits could have a material adverse effect on the Company’s financial condition and operating results.

Relationship with the Advisor

In September 2009, the Company entered into an advisory agreement (the “Advisory Agreement”) pursuant to which the Advisor provides the Company with investment management, administrative and related services. The Advisory Agreement was amended in January 2010 and further amended in January 2011. The Advisory Agreement has a one-year term and renews for an unlimited number of successive one-year terms upon the approval of the conflicts committee of the Company’s board of directors. The Company renewed the advisory agreement for another year on September 12, 2013. Under the Advisory Agreement, the Advisor receives fees and is reimbursed for its expenses as set forth below:

Acquisition fees. The Company pays the Advisor an acquisition fee of 2% of the cost of investments acquired on behalf of the Company, plus any capital expenditure reserves allocated, or the amount funded by the Company to acquire loans, including acquisition expenses and any debt attributable to such investments.

Asset management fees. The Company pays the Advisor a monthly asset management fee equal to one-twelfth of 1% of the higher of the cost or the independently appraised value of each asset, without deduction for depreciation, bad debts or other non-cash reserves. The asset management fee is based only on the portion of the costs or value attributable to the Company’s investment in an asset if the Company does not own all or a majority of an asset and does not manage or control the asset.

Disposition fees. The Advisor earns a disposition fee in connection with the sale of a property equal to the lesser of one-half of the aggregate brokerage commission paid, or 2.75% of the contract sales price. No properties were sold during the three months ended September 30, 2013. Two properties were sold during the nine months ended September 30, 2013 and disposition fees were paid to the Advisor, which are included in general and administrative expenses. No properties were sold during the three and nine months ended September 30, 2012 and therefore, no disposition fees were paid during these periods.

Debt financing fees. The Advisor earns a debt financing fee equal to 0.5% of the amount available under any debt financing obtained for which the Advisor provided substantial services. On August 22, 2013, the Company entered into the Cannery Mortgage Note, the details of which are summarized in Note 9 above. The Advisor earned and received debt financing fees for this transaction, which are included in the “Fees earned/ expenses paid to related parties” summary schedule below.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

Expense reimbursements. The Company also pays directly or reimburses the Advisor for all of the expenses paid or incurred by the Advisor or its affiliates on behalf of the Company or in connection with the services provided to the Company in relation to its ongoing public offering. This includes all organization and offering costs of up to 2.5% of gross offering proceeds.

Reimbursements also include expenses the Advisor incurs in connection with providing services to the Company, including the Company’s allocable share of costs for Advisor personnel and overhead, out of pocket expenses incurred in connection with the selection and acquisition of properties or other real estate related debt investments, whether or not the Company ultimately acquires the investment. However, the Company will not reimburse the Advisor or its affiliates for employee costs in connection with services for which the Advisor earns acquisition or disposition fees.

Relationship with Resource Real Estate Opportunity Manager

Resource Real Estate Opportunity Manager, LLC (the “Manager”), an affiliate of the Advisor, manages the Company’s real estate properties and real estate-related debt investments and coordinates the leasing of, and manages construction activities related to, some of the Company’s real estate properties pursuant to the terms of the management agreement with the Manager.

Property management fees. The Manager is entitled to specified fees upon the provision of certain services, including a construction management fee and property management/debt servicing fees.

Debt servicing fees. The Manager earns a debt servicing fee of 2.75% on payments received from loans held by the Company for investment.

Expense reimbursement. During the ordinary course of business, the Manager or other affiliates of RAI may pay certain shared operating expenses on behalf of the Company.

Relationship with Resource Securities

Resource Securities, Inc. (“Resource Securities,” formerly known as Chadwick Securities, Inc.), an affiliate of the Advisor, has been engaged to serve as the Company’s dealer-manager and is responsible for marketing the Company’s shares in its public offering. Pursuant to the terms of the dealer-manager agreement with Resource Securities, the Company pays Resource Securities a selling commission of up to 7% of gross public offering proceeds and a dealer-manager fee of up to 3% of gross offering proceeds.

Resource Securities reallows all selling commissions earned and up to 1% of the dealer-manager fee as a marketing fee to participating broker-dealers. No selling commissions or dealer-manager fees are earned by Resource Securities in connection with sales under the distribution reinvestment plan. Additionally, the Company may reimburse Resource Securities for bona fide due diligence expenses.

Relationship with Other Related Parties

The Company has also made payment for legal services to the law firm of Ledgewood P.C. (“Ledgewood”). Until 1996, the Chairman of RAI was of counsel to Ledgewood. In connection with the termination of his affiliation with Ledgewood and its redemption of his interest, the Chairman continues to receive certain payments from Ledgewood. Until March 2006, a current executive of RAI was the managing member of Ledgewood. This executive remained of counsel to Ledgewood through June 2007, at which time he became an Executive Vice President of RAI. In connection with his separation, this executive is entitled to receive payments from Ledgewood through 2013.

The Company utilizes the services of a printing company, Graphic Images, LLC (“Graphic Images”), whose principal owner is the father of RAI’s Chief Financial Officer.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

The fees earned / expenses paid and the amounts payable to such related parties are summarized in the following tables (in thousands):

	September 30, 2013	December 31, 2012
Receivables from related parties:
RAI and affiliates	$466	$—

Payables to related parties:
Advisor:
Acquisition fees	$155	$—
Asset management fees	—	10
Organization and operating costs	4	—
Expense reimbursements	88	28
Resource Real Estate Opportunity Manager, LLC:
Property management fees	305	103
Operating expense reimbursements	666	262
Resource Securities, Inc.
Selling commissions and dealer manager fees	244	268

	$1,462	$671

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Fees earned / expenses paid to related parties:
Advisor:
Acquisition fees	$2,468	$(50)	$4,300	$1,628
Asset management fees	$717	$309	$1,640	$659
Dispositions fees	$—	$—	$116	$—
Debt financing fees	$41	$—	$41	$119
Organization and offering costs	$71	$—	$274	$291
Overhead allocation	$131	$89	$329	$477

Resource Real Estate Opportunity Manager LLC:
Property management fees	$482	$300	$1,256	$617
Debt servicing fees	$2	$1	$4	$3

Resource Securities, Inc.:
Selling commissions and dealer manager fees	$10,031	$3,078	$21,887	$8,084

Other:
Ledgewood	$56	$18	$138	$43
Graphic Images	$120	$139	$340	$464

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

NOTE 13 – EQUITY

Preferred Stock

The Company’s charter authorizes the Company to issue 10.0 million shares of its $0.01 par value preferred stock. As of September 30, 2013 and December 31, 2012, no shares of preferred stock had been issued.

Common Stock and Distribution Reinvestment Plan

As of September 30, 2013, the Company had issued an aggregate of 46,581,720 shares of its $0.01 par value common stock as follows (dollars in thousands):

	Shares Issued	Gross Proceeds
Shares issued through private offering	1,263,727	$12,500
Shares issued through primary public offering	42,966,691	427,600
Shares issued through stock distributions	1,566,394	—
Shares issued through distribution reinvestment plan	769,408	7,300
Shares issued in conjunction with the Advisor’s initial investment, net of 4,500 share conversion	15,500	200

Total	46,581,720	$447,600

Convertible Stock

As of September 30, 2013 and December 31, 2012, the Company had 50,000 shares of its $0.01 par value convertible stock outstanding of which the Advisor and affiliated persons own 49,063 shares and outside investors own 937 shares. The convertible stock will convert into shares of the Company’s common stock upon the occurrence of (a) the Company having paid distributions to common stockholders that in the aggregate equal 100% of the price at which the Company originally sold the shares plus an amount sufficient to produce a 10% cumulative, non-compounded annual return on the shares at that price; or (b) if the Company lists its common stock on a national securities exchange and, on or after the 31st trading day following the listing, the Company’s value based on the average trading price of its common stock since the listing, plus prior distributions, combine to meet the same 10% return threshold.

Redemption of Securities

During the three months ended September 30, 2013, the Company redeemed 7,114 shares of its common stock for $60,540 (average redemption price of $8.51 per share) under its share redemption program. During the nine months ended September 30, 2013, the Company redeemed 31,126 shares of its common stock for $254,215 (average redemption price of $8.17 per share), under its share redemption program. All shares tendered and eligible for redemption were redeemed during the nine months ended September 30, 2013. During the nine months ended September 30, 2012, the Company did not redeem any shares of its common stock.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

Distributions

For the nine months ended September 30, 2013, the Company paid aggregate distributions of $9.4 million, including $3.2 million of distributions paid in cash and $6.3 million of distributions reinvested through its distribution reinvestment plan, as follows:

Record Date	Per Common Share	Distribution Date	Distribution Invested in shares of Common Stock	Aggregate Distribution
December 31, 2012	$0.075	January 15, 2013	$1,053	$1,671
January 31, 2013	0.025	February 15, 2013	382	599
February 28, 2013	0.025	March 15, 2013	420	647
April 1, 2013	0.025	April 15, 2013	466	709
April 30, 2013	0.025	May 1, 2013	512	770
May 31, 2013	0.033	June 3, 2013	744	1,104
June 28, 2013	0.033	July 1, 2013	804	1,183
July 31, 2013	0.033	August 1, 2013	890	1,302
August 30, 2013	0.033	September 3, 2013	983	1,424

			$6,254	$9,409

On July 9, 2013, the Company’s Board of Directors declared cash distributions of $1.5 million ($0.033 per common share) to stockholders of record as of the close of business on September 30, 2013, which were paid on October 1, 2013. As the distributions paid on October 1, 2013 were not paid during the nine months ended September 30, 2013, these distributions are not included in the aggregate distributions paid during this period as disclosed above.

Since its formation, the Company has declared a total of seven quarterly stock distributions of 0.015 shares each, two quarterly distributions of 0.0075 shares each, one quarterly distribution of 0.00585 shares each, and one quarterly distribution of 0.005 shares each of its common stock outstanding. In connection with these stock distributions, the Company has increased its accumulated deficit by $27 million as of September 30, 2013.

NOTE 14 – FAIR VALUE MEASUREMENTS AND DISCLOSURES

In analyzing the fair value of its investments accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company determines fair value based on quoted prices when available or, if quoted prices are not available, through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The fair value of cash, tenant receivables and accounts payable, approximate their carrying value due to their short nature. The hierarchy followed defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

Level 3 - Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter; depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Rental properties obtained through a foreclosed note are measured at fair value on a non-recurring basis. The fair value of rental properties is usually estimated based on information obtained from a number of sources, including information obtained about each property as a result of pre-acquisition due diligence, marketing and leasing activities. The Company allocates the purchase price of properties to acquired tangible assets, consisting of land, buildings, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, the value of in-place leases and the value of tenant relationships, based in each case on their fair values.

The following table presents information about the Company’s rental properties measured at fair value on a non-recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value (in thousands):

	Level 1	Level 2	Level 3	Total
September 30, 2013
Assets:
Deerfield	$—	$—	$10,297	$10,297

Rental properties, net	$—	$—	$10,297	$10,297

December 31, 2012
Assets:
Cannery	$—	$—	$8,917	$8,917
Heatherwood	—	—	1,889	1,889
Campus Club	—	—	8,535	8,535

Rental properties, net	$—	$—	$19,341	$19,341

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

The carrying and fair values of the Company’s loans held for investment, net, mortgage note payable and revolving credit facility were as follows (in thousands):

	September 30, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Loans held for investment, net	$1,753	$1,753	$11,109	$11,109

Mortgage notes payable	(17,086)	$(16,518)	$(9,043)	$(9,043)

Revolving credit facility	(760)	$(760)	$(760)	$(760)

The fair values of the loans held for investment, net, were estimated by comparing the recorded amount of the loans to the fair value of the respective collateral.

The fair value of the mortgage notes payable was estimated using rates available to the Company for debt with similar terms and remaining maturities.

The fair value of the revolving credit facility and the mortgage note payable equals the carrying amount because the credit facility interest rate is variable.

NOTE 15 – OPERATING EXPENSE LIMITATION

Under its charter, the Company must limit its total operating expenses to the lesser of 2% of its average invested assets or 25% of its net income for the four most recently completed fiscal quarters, unless the conflicts committee of the Company’s board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expenses for the four fiscal quarters ended September 30, 2013 did not exceed the charter imposed limitation.

NOTE 16 – GAIN ON INSURANCE CLAIM

On January 3, 2012, a fire damaged five units at the Town Park Apartments. The Company was insured for both the property damage and the loss of rental income. The Company reduced the net carrying value of the building and improvements by $98,000. During the nine months ended September 30, 2012, the Company received insurance proceeds of $275,000 and incurred $1,000 of related expenses. Accordingly, these expenses and the excess of proceeds over the carrying value of the property were recorded as insurance proceeds in excess of cost basis, which are included in (loss) income from discontinued operations.

NOTE 17 – GAIN ON FORECLOSURE

On January 22, 2013, the Company completed the foreclosure of Deerfield. The Company’s fair value of the property exceeded the carrying value of the Deerfield Note by $148,000. After making adjustments to security deposits totaling $81,000, the Company recorded a net gain on foreclosure of $67,000.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

SEPTEMBER 30, 2013

(unaudited)

NOTE 18 – SUBSEQUENT EVENTS

From October 1 to November 12, 2013, the Company raised an additional $84.6 million in offering proceeds through the issuance of 8.5 million shares of common stock. As of November 12, 2013, 23,653,626 shares remained available for sale to the public under the primary public offering, exclusive of shares available under the Company’s distribution reinvestment plan.

On October 25, 2013, the Company purchased a 437 unit multifamily community located in Alpharetta, Georgia from an unaffiliated seller for $26.3 million.

On October 29, 2013, the Company entered into a mortgage loan (the “Village Square Mortgage Loan”) with Berkadia Commercial Mortgage LLC, as lender, to borrow approximately $19.4 million. The Village Square Mortgage Loan matures on November 1, 2023 and bears interest at one-month LIBOR plus 2.41%. The Village Square Mortgage Loan requires monthly payments of interest only for the first year of its term, followed by monthly payments of principal and interest for the remainder of the term of the loan. The amount outstanding under the Village Square Mortgage Loan may be prepaid in full (i) during the first year of its term with the payment of a prepayment premium in the amount of 5% of the principal being repaid, (ii) after the first year of its term with the payment of a prepayment premium in the amount of 1% of the principal being repaid, and (iii) with no prepayment premium during the last three months of its term. The Village Square Mortgage Loan is secured by a first mortgage lien on the assets of Village Square, including the land, fixtures, improvements, leases, rents and reserves.

On October 29, 2013, the Company entered into a mortgage loan (the “Ivy Mortgage Loan”) with Berkadia Commercial Mortgage LLC, as lender, to borrow approximately$8.6 million. The Ivy Mortgage Loan matures on November 1, 2023 and bears interest at one-month LIBOR plus 2.41%. The Ivy Mortgage Loan requires monthly payments of interest only for the first year of its term, followed by monthly payments of principal and interest for the remainder of the term of the loan. The amount outstanding under the Ivy Mortgage Loan may be prepaid in full (i) during the first year of its term with the payment of a prepayment premium in the amount of 5% of the principal being repaid, (ii) after the first year of its term with the payment of a prepayment premium in the amount of 1% of the principal being repaid, and (iii) with no prepayment premium during the last three months of its term. The Ivy Mortgage Loan is secured by a first mortgage lien on the assets of Ivy at Clear Creek, including the land, fixtures, improvements, leases, rents and reserves.

On October 31, 2013, the Company entered into a mortgage loan (the “Deerfield Mortgage Loan”) with Amerisphere Multifamily Finance, L.L.C., as lender, to borrow approximately $10.5 million. The Deerfield Mortgage Loan matures on November 1, 2020 and bears interest at a fixed rate of 4.66%. The Deerfield Mortgage Loan requires monthly payments of interest only for the first two years of its term, followed by monthly payments of principal and interest for the remainder of the term of the loan. The amount outstanding under the Deerfield Mortgage Loan may be prepaid in full at any time with the payment of a prepayment premium in the amount of (i) the greater of 1% of the principal being repaid or the yield maintenance amount if the prepayment is made before October 31, 2016, (ii) 1% of the principal being repaid if the prepayment is made at any time on or after October 31, 2016 and before the last three months of its term, and (iii) no prepayment premium if the prepayment is made during the last three months of its term. The Deerfield Mortgage Loan is secured by a first mortgage lien on the assets of the Deerfield Luxury Townhomes, including the land, fixtures, improvements, leases, rents and reserves.

The Company has evaluated subsequent events and determined that no events have occurred, including those disclosed above, which would require an adjustment to the consolidated financial statements.